September 30, 2010

Mr. Mark C. Shannon
Mr. Mark Wojciechowski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	CNOOC Limited Form 20-F for Fiscal Year Ended December 31, 2009 Filed April 23, 2010 File No. 1-14966

Dear Messrs. Shannon and Wojciechowski:

CNOOC Limited (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated September 17, 2010 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2009.

The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments.  Regrettably, the Company believes that it will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff.  It would need additional time to collect sufficient information and perform thorough analysis.  In addition, September 22 through September 24 and October 1 through October 7 are official holidays in China.  The Company expects to be in a position to respond to the staff’s comments by October 26, 2010 and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452-1441 or by email at jiangyzh2@cnooc.com.cn or Mr. Show-Mao Chen of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5001 or by email at show-mao.chen@davispolk.com.  Thank you very much for your assistance.

Sincerely,

/s/ Yongzhi Jiang
Name:	Yongzhi Jiang
Title:	Joint Company Secretary

cc:	Show-Mao Chen, Davis Polk & Wardwell LLP